

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Thomas Pike
Chief Executive Officer
Fortrea Holdings Inc.
8 Moore Drive
Durham, North Carolina 27709

> **Re: Fortrea Holdings Inc.**
> **Registration Statement on Form 10-12B**
> **Filed May 15, 2023**
> **File No. 001-41704**

Dear Thomas Pike:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12B, filed May 15, 2023

Questions and Answers About the Spinoff
Will Fortrea incur any debt or enter into any financing arrangements prior to or at the time of the spinoff?, page 4

1. We note your disclosure that "[i]n connection with the spinoff, [you] expect to incur indebtedness in an aggregate principal amount of approximately $1,640 million, which [you] expect to consist of borrowings under senior secured term loan facilities and senior secured notes" and that you also expect to enter into a "$450 million senior secured revolving credit facility" and an "accounts receivable purchase program" that "provides for up to approximately $80 million in funding based on the availability of certain eligible receivables and the satisfaction of certain conditions."

    Please revise your disclosure here, in the Spinoff section, in the Description of Certain Indebtedness and Other Financing section and elsewhere as appropriate to note the material terms of each of the agreements discussed above, including but not limited to, the parties to the agreements, the interest rates, the duration of each agreement and the termination provisions. Please also file the agreements as exhibits to your registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joshua Gorsky at 202-551-7836 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Short, Esq.